FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  April 11, 13, 28, May  24, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: JUNE 7, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GENCO RESOURCES LTD.

Trading Symbol TSX-VE:GGC

April 11, 2005

Change in Financial Year – End

Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”), wishes to announce that Genco will change its financial year–end from July 31 to December 31. The reason for this change is to align the year–ends of Genco and its operating subsidiaries located in Mexico. Management anticipates this will simplify accounting and reduce costs. To facilitate the change, Genco will report a, one time, five month transition year covering the months of August 2004 to December 2004. Subsequent to the transition year Genco’s first full financial year will cover the period January 1, 2005 to December 31, 2005.

During the transition year Genco will file both interim and year end financial statements. Interim financial statements will cover the three month period ending October 31, 2004, which will include the balance sheet, as of July 31, 2004 and the financial statements for the period ending October 31, 2003, for comparison purposes. Year end financial statements will be filed for the five month period ending December 31, 2004 and these will be compared to the financial statements for the year ending July 31, 2004.

During its new financial year Genco will file interim financial statements (with comparative 3 month periods) covering the three months ended March 31, 2005 (April 31, 2004), June 30, 2005 (July 31, 2004), and September 31, 2005 (October 31, 2004). Annual statements will be filed for the new financial year ending December 31, 2005 with comparative statements from the previous financial year ending July 31, 2004 and the transition year ending December 31, 2004.

As prescribed in NI 51-102 section 4.2(b)(i) the filing deadline for the annual financial statements will be on or before the 120th day after the end of the most recently completed financial year. The filing deadline for the interim financial statements will be as prescribed in NI 51-102 section 4.4(b)(i) on or before the 60th day after the end of the interim period.

“Wayne Moorhouse”

Vice President Finance

For more information, please contact:

GENCO RESOURCES LTD.

Phone: (604) 682-2205

Fax: (604) 682-2235

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME & ADDRESS OF COMPANY

Genco Resources Ltd.

#550 – 999 West Hastings Street

Vancouver, BC  V6C 2W2

ITEM 2.

DATE OF MATERIAL CHANGE

April 13, 2005

ITEM 3.

NEWS RELEASE

A news release was issued April 13, 2005 and distributed through the facilities of  Northern Miner, Market News Publishing and Canada Stockwatch.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Completion of a private placement of 4,518,625 units at $0.80 for proceeds of CDN $3,614,900.

ITEM 5.

FULL DISCRIPTION OF MATERIAL CHANGE

Please see attached News Release

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

 ITEM 8.

EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

James McDonald, President

1-403-238-6986

ITEM 9.

DATE OF REPORT

Dated at Vancouver, British Columbia this 20th day of April 2005

GENCO RESOURCES LTD.

Trading Symbol TSX-VE:GGC

April 13, 2005

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

PRIVATE PLACEMENT OF UNITS FOR CDN$ 3,614,900 COMPLETED

Genco Resources Ltd. (GGC: TSX-Venture) announces it has completed a private placement in three tranches consisting of 4,518,625 Units at $0.80 each for gross proceeds of CDN$ 3,614,900. Each Unit consisted of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase one common share at $0.90 for a period of two years from issuance. The shares issued are, and any shares issuable on the exercise of the warrants will be, subject to restrictions on transfer for a period of four months from the respective closings of the placement.

A finder’s fee was paid in cash on a portion of the placement, and a corporate finance fee was paid in cash to Union Securities (International) Ltd. on another portion. Funds received from the private placement will be used to fund development and exploration projects at Genco’s wholly-owned La Guitarra mine and working capital.

Genco also announces that it has granted options to purchase 250,000 shares for a period of five years at a price of $0.80 per share.

For further information: James Macdonald, President

E-mail: gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the AU.S. Securities Act@) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

GENCO RESOURCES LTD.

Trading Symbol TSX-VE:GGC

April 28, 2005

GENCO RESOURCES ANNOUNCES YEAR END FINANCIAL RESULTS

FOR PERIOD ENDED DECEMBER 31, 2004

April 28, 2005 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC] (the “Company”), is pleased to announce the financial results for the five month transition year ended December 31, 2004.

On December 10, 2004 the Company announced it was changing its year end from July 31 to December 31 to align the year ends of the Company and its Mexican operating subsidiary, La Guitarra Compania Minera (“La Guitarra”), in order to simplify accounting and reduce costs.  To facilitate this change the Company is reporting a one time five month transition year covering the period August 1, 2004 to December 31, 2004.  In the future the Company will report a traditional twelve month year ending December 31.

For the five months ended December 31, 2004 the Company reports sales of $1,920,198, cost of goods sold of $1,332,027 and gross income on operations of $588,171.  Monthly average revenues increased 24% and monthly average gross income from operations increased 173% with no increase in cost per tonne mined and milled over the twelve month period ended July 31, 2004.

Company assets on December 31, 2004 were $12,543,471, an increase of $547,226 over July 31, 2004 assets of $11,996,205.  Asset growth was a result of continued development work in the San Rafael Mine at the Company’s Temascaltepec District in Mexico.

During the five month period La Guitarra milled 17,821 dry tonnes of ore, an increase of 5% over the 16,959 dry tonnes milled during the same five month period of 2003 and produced 245,859 silver equivalent ounces, an increase of 42% over the 176,743 silver equivalent ounces produced during the same five month period of 2003.  The average realized price per ounce of silver was US$6.98, and the average realized price per ounce of gold was US$424.26.

See attached balance sheet and income statement for more information.  Full company financial statements are available on sedar at http://www.sedar.com

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the AU.S. Securities Act@) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

GENCO RESOURCES LTD.

Consolidated Balance Sheet

As At December 31, 2004

Expressed in Canadian Dollars

	December 31,	July 31,
	2004	2004
	$	$
Assets

Current assets
Cash	-	27,879
Accounts receivable	900,107	589,868
Inventory (Note 4)	242,216	259,030
Prepaid expenses	139,810	173,294
	1,282,133	1,050,071

Long- term assets
Mineral property interests (Note5)	42,858	21,705
Investment	-	114,584
Other long term investment	5,427	-
	48,285	136,289
Capital assets
Property, Plant and Equipment net (Note 7)	11,213,053	10,809,845

	$ 12,543,471	$ 11,996,205

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	1,814,927	1,715,240
Accounts payable - related parties	84,733	73,402
Current portion of long- term debt (Note 9)	601,000	664,750
	2,500,660	2,453,392
Long-term liabilities
Long term debt (Note 9)	3,606,000	4,653,250
Asset retirement obligation (Note 10)	192,387	186,424
Investor deposits	-	34,745
	3,798,387	4,874,419
Shareholders' Equity
Share capital (Note 11)	12,247,113	10,417,749
Deficit, per Exhibit "B"	(6,002,689)	(5,749,355)
	6,244,424	4,668,394

	$ 12,543,471	$ 11,996,205

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Five Months Ended December 31, 2005

	5 Months Ended	12 Months Ended

	December 31,	July 31,
	2004	2004
	$	$
Revenue	1,920,198	3,723,638
Cost of Sales	1,332,027	3,206,093
Gross Income	588,171	517,545

Operating expenses
Accounting and Legal	77,665	94,258
Advertising and promotion	10,683	7,013
Amortization	128,573	222,823
Automobile	5,022	7,760
Consulting	95,277	199,130
Foreign exchange	(92,556)	(177,345)
Insurance	15,195	8,429
Interest and bank charges	5,689	22,136
Management Fees	136,000	262,000
Office and miscellaneous	63,393	49,723
Regulatory fees	13,210	34,398
Rent	27,079	35,660
Telephone	8,067	18,768
Travel	103,125	142,228
Wages and benefits	95,845	228,972
	692,267	1,155,953

Net loss before other income and expenses	(104,096)	(638,408)

Other income and expenses
Interest Income	(451)	(1,249)
Loss on reversal of property sale (gain on sale) (Note 5)	94,583	(94,584)
Stock compensation expense (Note 11)	55,106	207,470
Total other income and expense	149,238	111,637

Net Loss	(253,334)	(750,045)
Deficit, begining	(5,749,355)	(4,994,999)
Deficit, ending, to Exhibit "A"	(6,002,689)	(5,745,044)

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flow

For the Five Months Ended December 31, 2004

GENCO RESOURCES LTD.

Trading Symbol TSX-VE:GGC

May 24, 2005

GENCO ANNOUNCES RESULTS FOR PERIOD ENDED MARCH 31, 2005

May 24, 2005 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC] (the “Company”), is pleased to announce the financial results for the period ended March 31, 2005.

For the three months ended March 31, 2005 the Company reports a sales increase of  53% to $1,828,993 (2004: $1,196,814), cost of goods sold rose 10% to $1,050,846 (2004: $958,925), and gross income on operations increased 227% to $778,147 (2004: $237,889).  Net income increased $541,292 to $381,784 after adjustments for unrealized gain on sale of property in 2004.  For the period gross earnings per share were $0.03 and net earnings per share were $0.02.  The Company changed its fiscal year end from July 31 to December 31 and as a result for financial reporting purposes the comparative period is the three months ended April 30, 2004.

Company assets on March 31, 2004 were $15,715,337, an increase of $3,171,866 over December 31, 2004 assets of $12,543,471.  Asset growth was a result of continued development work at the La Guitarra and San Rafael Mines located in the Temascaltepec District of Mexico and a private placement of 4,518,625 units at $0.80 for gross proceeds of $3,614,900 which closed on March 31, 2005.

Production for the quarter ended March 31, 2005 was 230,615 silver equivalent ounces using a 61.88 silver – gold ratio for equivalency calculations.  Actual contained ounces in concentrate shipments were 93,516 ounces silver and 2238 ounces of gold.  Recovery in concentrate was 86.56% for silver and 90.1% for gold.  A total of 10,596 dry tonnes of ore were processed on site with average grades of 317.13 grams per tonne silver and 7.22 grams per tonne gold.

This was a record quarter for Genco and compared to the same period in calendar 2004 production of silver increased 5.44% and production of gold increased 220.95% as shown in the chart below.

Period	Ounces Silver	Ounces Gold	Silver Equivalent Ounces
Jan – March 2005	93,516	2,238	230,615
Jan – March 2004	88,695	697	131,062
Increase 2005 vs. 2004	5.44%	220.95%	75.96%

Improved results reflect the higher grades from the San Rafael zone.  Currently this zone is open on 3 levels and supplying approximately 15% - 20% of mill feed.

See attached balance sheet and income statement for more information.  Full company financial statements are available on sedar at http://www.sedar.com.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Exhibit A

GENCO RESOURCES LTD.

Consolidated Balance Sheet

For the Three Months Ended March 31, 2005

(Expressed in Canadian dollars)	(UNAUDITED)

	March 31	December 31
	2005	2004
	$	$
Assets
Current assets
Cash	2,270,364	-
Accounts receivable	1,287,366	900,107
Inventory (Note 4)	264,251	242,216
Prepaid expenses	213,106	139,810
	4,035,087	1,282,133

Mineral property interests (Note5)	42,858	42,858
Other long term investment	5,427	5,427
	48,285	48,285
Capital assets
Property, Plant and Equipment net (Note 7)	11,631,965	11,213,053

Total Assets	$ 15,715,337	$ 12,543,471

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	1,261,620	1,814,927
Accounts payable - related parties	-	84,733
Current portion of long- term debt (Note 9)	601,000	601,000
	1,862,620	2,500,660
Long-term liabilities
Long term debt (Note 9)	3,606,000	3,606,000
Asset retirement obligation (Note 10)	195,965	192,387
Investor deposits	-	-
	3,801,965	3,798,387

Total Liabilities	5,664,585	6,299,047

Shareholders' Equity
Share capital (Note 11)	15,671,657	12,247,113
Deficit, per Exhibit "B"	(5,620,905)	(6,002,689)
	10,050,752	6,244,424

	$ 15,715,337	$ 12,543,471
Approved by the Board of Directors
"Robert Gardner" ROBERT GARDNER	"Jim McDonald"	JIM MCDONALD

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three Months Ended March 31, 2005

(Expressed in Canadian dollars)	(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31	April 30
	2005	2004
	$	$
Revenue	1,828,993	1,196,814
Cost of Sales	1,050,846	958,925
Gross Income	778,147	237,889

Operating expenses
Accounting and legal	24,339	38,839
Advertising and promotion	20,477	-
Amortization and accretion	75,644	59,113
Consulting fees	46,860	14,526
Foreign exchange	(76,809)	31,653
Insurance	8,262	16,898
Interest and bank charges	1,267	44,281
Management Fees	96,000	55,500
Office and miscellaneous	40,264	45,959
Regulatory fees	9,722	-
Rent	23,161	-
Travel	102,240	47,785
Wages and Benefits	45,420	42,843
Total operating expenses	416,847	397,397

Income (loss) before other income and expenses	361,300	(159,508)

Other income and expenses
Gain on sale of property	-	255,000
Other Income	(25,754)	-
Stock compensation expense (Note 11)	5,270	-
Total other income and expense	(20,484)	255,000

Net Income	381,784	95,492
Deficit, beginning	(6,002,689)	(4,833,035)
Deficit, ending, to Exhibit "A"	(5,620,905)	(4,737,543)

Exhibit “C”

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flow

For the Three Months Ended March 31, 2005

(Expressed in Canadian dollars)	(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31,	April 30
	2005	2004
	$	$
Cash flows from operating activities
Net income (loss) for the period	381,784	95,492
Amortization	72,068	69,606
Stock compensation expense	5,270
Asset retirement obligation	3,577
Stock issuance	113,000
Unrealized foreign exchange gain	(76,809)

	498,890	165,098
Change in non-cash working capital	(1,069,797)	194,574
	(570,907)	359,672

Cash flows from investing activities
(Increase) decrease in deferred acquisition costs	-	(175,757)
Deferred exploration and mine development costs	(488,911)	(104,560)
Acquisition of mineral property	-	20,000
Purchase of fixed assets	(1,909)	(898,979)
	(490,820)	(1,159,296)
Cash flows from financing activities
Increase (decrease) in long-term debt	-	-
Shares issued for cash	3,332,091	1,050,064
	3,332,091	1,050,064

(Decrease) increase in cash flows	2,270,364	250,440

Cash - beginning of period	-	80,787

Cash - End of period	$ 2,270,364	$ 331,227

Supplemental Disclosure of Cash Flow Information

Interest Paid	-	44,281.00